

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 22, 2015

Mr. Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer
Companhia Paranaense de Energia - COPEL
Rua Cormel Dulcidio, 800, 3ʳᵈ floor
80420 – 170 Curitiba, Parana, Brazil

> **Re:** **Companhia Paranaense de Energia - COPEL**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 28, 2015**
> **File No. 1-14668**

Dear Mr. Sebastiani:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ William H. Thompson

     William H. Thompson
     Accounting Branch Chief
     Office of Consumer Products

cc: Artur Felipe Fischer Pessuti
       Head of Capital Markets

       Nicolas Grabar & John Delaney
       Clearly Gottlieb Steen & Hamilton LLP